Exhibit 99.11

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(unaudited)

September 30, 2019

Q3 Financial Report	1	September 30, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	September 30, 2019	December 31, 2018
[in thousands of Canadian dollars]	$	$
ASSETS

Current
Cash and cash equivalents	119,894	137,160
Client and trust funds on deposit	355,477	365,520
Investments [note 8]	143,431	168,122
Accounts receivable and prepaid expenses	177,400	156,798
Income taxes receivable	24,426	8,891
Total current assets	820,628	836,491
Capital assets, net	46,404	44,985
Right-of-use assets [note 2]	47,656	—
Intangibles	3,385,921	3,370,341
Other assets [notes 2 and 8]	62,187	40,399
Total assets	4,362,796	4,292,216

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	250,616	253,518
Current portion of provision for other liabilities [note 5]	20,864	14,591
Dividends payable [note 7]	82,112	175,290
Client and trust funds payable	365,322	370,756
Current portion of lease liabilities [note 2]	11,287	—
Total current liabilities	730,201	814,155
Deferred lease inducement [note 2]	—	11,320
Long-term dividends payable [note 7]	—	43,822
Long-term debt [note 4]	1,569,185	1,503,733
Provision for other liabilities [note 5]	18,960	20,177
Deferred income taxes [notes 2 and 3]	451,647	466,083
Lease liabilities [note 2]	63,972	—
Total liabilities	2,833,965	2,859,290

Equity
Share capital [note 6(a)]	1,993,687	2,125,130
Contributed surplus	30,729	25,270
Deficit [note 2]	(501,483)	(720,600)
Accumulated other comprehensive income	235	277
Total equity attributable to the shareholders of the Company	1,523,168	1,430,077
Non-controlling interests [note 3]	5,663	2,849
Total equity	1,528,831	1,432,926
Total liabilities and equity	4,362,796	4,292,216

(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

Q3 Financial Report	2	September 30, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended September 30

	2019	2018
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	465,606	509,943
Administration fees	54,917	50,193
Redemption fees	2,649	3,450
Realized and unrealized loss on investments	(1,229)	(234)
Other income	5,537	5,691
	527,480	569,043

EXPENSES
Selling, general and administrative [note 11]	124,566	128,880
Trailer fees	146,516	160,600
Investment dealer fees	43,191	40,100
Deferred sales commissions	2,628	4,081
Amortization and depreciation [notes 2 and 12]	8,165	5,201
Interest and lease finance [notes 2 and 4]	13,812	11,569
Other [note 5]	2,426	776
	341,304	351,207
Income before income taxes	186,176	217,836

Provision for income taxes
Current	55,619	58,026
Deferred	(8,239)	1,469
	47,380	59,495
Net income for the period	138,796	158,341
Net income (loss) attributable to non-controlling interests	(164)	112
Net income attributable to shareholders	138,960	158,229

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(13)	(509)
Total other comprehensive loss, net of tax	(13)	(509)
Comprehensive income for the period	138,783	157,832
Comprehensive income (loss) attributable to non-controlling interests	(164)	112
Comprehensive income attributable to shareholders	138,947	157,720
Basic earnings per share attributable to shareholders [note 6(e)]	$0.60	$0.62
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.60	$0.62
(see accompanying notes)

Q3 Financial Report	3	September 30, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the nine-month period ended September 30

	2019	2018
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	1,393,534	1,529,977
Administration fees	160,997	145,826
Redemption fees	8,811	11,788
Realized and unrealized gain (loss) on investments	7,772	(221)
Other income	13,456	19,815
	1,584,570	1,707,185

EXPENSES
Selling, general and administrative [note 11]	375,461	389,043
Trailer fees	439,219	482,181
Investment dealer fees	126,447	115,411
Deferred sales commissions	10,367	18,237
Amortization and depreciation [notes 2 and 12]	24,652	15,107
Interest and lease finance [notes 2 and 4]	41,218	30,703
Other [note 5]	41,482	4,553
	1,058,846	1,055,235
Income before income taxes	525,724	651,950

Provision for income taxes
Current	147,280	178,255
Deferred	(11,826)	(3,766)
	135,454	174,489
Net income for the period	390,270	477,461
Net income (loss) attributable to non-controlling interests	(577)	331
Net income attributable to shareholders	390,847	477,130

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(42)	(649)
Total other comprehensive loss, net of tax	(42)	(649)
Comprehensive income for the period	390,228	476,812
Comprehensive income (loss) attributable to non-controlling interests	(577)	331
Comprehensive income attributable to shareholders	390,805	476,481
Basic earnings per share attributable to shareholders [note 6(e)]	$1.65	$1.81
Diluted earnings per share attributable to shareholders [note 6(e)]	$1.64	$1.81
(see accompanying notes)

Q3 Financial Report	4	September 30, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the nine-month period ended September 30

	Share capital [note 6(a)]	Contributed surplus	Deficit [note 2]	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	390,847	(42)	390,805	(577)	390,228
Dividends declared [note 7]	—	—	7,354	—	7,354	(875)	6,479
Shares repurchased, net of tax	(134,300)	—	(169,021)	—	(303,321)	—	(303,321)
Business combination [note 3]	—	—	—	—	—	4,266	4,266
Issuance of share capital for equity-based plans, net of tax	2,857	(2,857)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	8,316	—	—	8,316	—	8,316
Change during the period	(131,443)	5,459	229,180	(42)	103,154	2,814	105,968
Balance, September 30, 2019	1,993,687	30,729	(501,483)	235	1,523,168	5,663	1,528,831

Balance, January 1, 2018	2,360,257	22,058	(478,702)	(531)	1,903,082	2,478	1,905,560
Comprehensive income	—	—	477,130	(649)	476,481	331	476,812
Dividends declared [note 7]	—	—	(457,169)	—	(457,169)	—	(457,169)
Shares repurchased, net of tax	(171,117)	—	(321,635)	—	(492,752)	—	(492,752)
Issuance [note 5]	534	—	—	—	534	—	534
Issuance of share capital for equity-based plans, net of tax	1,953	(1,547)	—	—	406	—	406
Compensation expense for equity-based plans, net of tax	—	7,536	—	—	7,536	—	7,536
Change during the period	(168,630)	5,989	(301,674)	(649)	(464,964)	331	(464,633)
Balance, September 30, 2018	2,191,627	28,047	(780,376)	(1,180)	1,438,118	2,809	1,440,927
(see accompanying notes)

Q3 Financial Report	5	September 30, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended September 30

	2019	2018
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	138,796	158,341
Add (deduct) items not involving cash
Realized and unrealized loss on investments	1,229	234
Equity-based compensation	4,789	3,902
Amortization and depreciation	8,165	5,204
Deferred income taxes	(8,239)	1,469
Cash provided by operating activities before net change in operating assets and liabilities	144,740	169,150
Net change in operating assets and liabilities	(17,044)	4,839
Cash provided by operating activities	127,696	173,989

INVESTING ACTIVITIES
Purchase of investments	(1,652)	(7,866)
Proceeds on sale of investments	11,107	79
Additions to capital assets	(1,580)	(1,888)
Decrease in other assets	457	2,384
Additions to intangibles	(1,075)	(1,175)
Cash provided by (used in) investing activities	7,257	(8,466)

FINANCING ACTIVITIES
Repayment of long-term debt	(304,500)	(338,000)
Issuance of long-term debt	348,029	353,233
Repurchase of share capital	(150,184)	(188,758)
Payment of lease liabilities	(2,837)	—
Dividends paid to shareholders [note 7]	(42,461)	(61,129)
Cash used in financing activities	(151,953)	(234,654)
Net decrease in cash and cash equivalents during the period	(17,000)	(69,131)
Cash and cash equivalents, beginning of period	136,894	184,879
Cash and cash equivalents, end of period	119,894	115,748
(*) Included in operating activities are the following:
Interest paid	12,418	7,118
Income taxes paid	69,632	58,152

(see accompanying notes)

Q3 Financial Report	6	September 30, 2019

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the nine-month period ended September 30

	2019	2018
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	390,270	477,461
Add (deduct) items not involving cash
Realized and unrealized (gain) loss on investments	(7,772)	221
Equity-based compensation	11,202	10,011
Amortization and depreciation	24,652	15,112
Deferred income taxes	(11,826)	(3,766)
Impairment loss on intangibles [note 5]	6,442	—
Cash provided by operating activities before net change in operating assets and liabilities	412,968	499,039
Net change in operating assets and liabilities	(11,959)	(69,119)
Cash provided by operating activities	401,009	429,920

INVESTING ACTIVITIES
Purchase of investments	(9,014)	(12,139)
Proceeds on sale of investments	26,179	18,384
Additions to capital assets	(9,864)	(9,047)
Decrease (increase) in other assets	(19,224)	132
Additions to intangibles	(2,718)	(3,531)
Cash paid to settle contingent liability [note 5]	—	(11,129)
Acquisition of subsidiary, net of cash acquired [note 3]	(23,572)	—
Cash used in investing activities	(38,213)	(17,330)

FINANCING ACTIVITIES
Repayment of long-term debt	(591,500)	(338,000)
Issuance of long-term debt	656,029	663,233
Repurchase of share capital	(305,766)	(497,024)
Issuance of share capital	—	405
Payment of lease liabilities	(8,305)	—
Dividends paid to shareholders [note 7]	(129,645)	(250,038)
Dividends paid to non-controlling interests	(875)	—
Cash used in financing activities	(380,062)	(421,424)
Net decrease in cash and cash equivalents during the period	(17,266)	(8,834)
Cash and cash equivalents, beginning of period	137,160	124,582
Cash and cash equivalents, end of period	119,894	115,748
(*) Included in operating activities are the following:
Interest paid	38,770	25,928
Income taxes paid	162,605	182,867
(see accompanying notes)

Q3 Financial Report	7	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2018.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on November 6, 2019.

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2018.

BASIS OF CONSOLIDATION

The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

Q3 Financial Report	8	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI’s principal subsidiaries are as follows:

•	CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], BBS Securities Inc. [“BBS”] and their respective subsidiaries. Effective July 1, 2019, First Asset Investment Management Inc. amalgamated with CI Investments.

•	CI holds a controlling 65% interest in Marret Asset Management Inc. [“Marret”] and a 75% interest in WealthBar Financial Services Inc. [“WealthBar”]. A non-controlling interest is recorded in the unaudited interim condensed consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.

•	CI holds a controlling 83% interest in GSFM Pty Ltd. (“GSFM”) and granted a put option to shareholders for the remaining 17% minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The unaudited interim condensed consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

Hereinafter, CI and its subsidiaries are referred to as CI.

2.	NEW ACCOUNTING STANDARDS

[A] IFRS 16

IFRS 16, Leases [“IFRS 16”], replaces the previous lease standard, IAS 17, Leases [“IAS 17”], and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Effective January 1, 2019, CI adopted IFRS 16 using the modified retrospective approach. Under this approach, CI recognized the lease liability based on the remaining lease payments discounted using CI’s incremental borrowing rate as at January 1, 2019. CI also recognized the right-of-use asset as at the date of initial application, as if IFRS 16 had always been applied since the commencement date of the lease, discounted using CI’s incremental rate of borrowing as at January 1, 2019. Comparative figures were not restated for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening interim condensed consolidated statement of financial position on January 1, 2019.

Q3 Financial Report	9	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The adoption of IFRS 16 will result in CI reporting higher interest and depreciation expenses and lower selling, general and administrative expenses as of the effective date. Non-IFRS measures such as earnings before interest, taxes, depreciation and amortization will be positively impacted as a result.

Upon adoption of IFRS 16, CI recognized lease liabilities in relation to leases previously classified as operating leases under the principles of IAS 17. CI elected to apply the following practical expedients:

•	Apply a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Not recognize leases whose term ends within 12 months of initial application

•	Exclude initial direct costs from the measurement of the right-of-use assets as at the date of initial application

•	Not recognize leases of low value

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

On transition to IFRS 16, CI assessed the classification of its sub-leased properties with reference to the right-of-use asset and concluded that its sub-leased properties previously classified as operating leases under IAS 17 should be accounted for as finance leases under IFRS 16.

The following summarizes the impact of adopting IFRS 16 as at January 1, 2019:

January 1, 2019
$
Assets
Right-of-use assets	52,381
Other assets	2,396
Total assets	54,777
Liabilities
Accounts payable and other liabilities	(1,805)
Current portion of lease liabilities	10,872
Non-current lease liabilities	70,758
Leasehold inducements	(11,320)
Deferred tax liability	(3,665)
Total liabilities	64,840
Deficit	(10,063)

Q3 Financial Report	10	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

$
Operating lease commitments as at December 31, 2018	90,050
Less:
Lease commitments related to short-term leases	(168)
Add:
Payments in optional extension periods considered reasonably certain to be exercised	4,507
Gross lease liability as at January 1, 2019	94,389
Weighted average incremental borrowing rate as at January 1, 2019	4.2%
Present value of lease liability recognized as at January 1, 2019	81,630

Current lease liabilities	10,872
Non-current lease liabilities	70,758

The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities and the movements during the nine-month period ended September 30, 2019:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2019	50,240	2,141	52,381	81,630
Additions	1,910	—	1,910	1,941
Depreciation expense	(5,902)	(727)	(6,629)	—
Interest expense	—	—	—	2,443
Payments	—	—	—	(10,748)
Translation	(6)	—	(6)	(7)
As at September 30, 2019	46,242	1,414	47,656	75,259

CI recognized rent expense from short-term leases of $674, leases of low-value assets of $142 and variable lease payments of $9,565 during the nine-month period ended September 30, 2019.

Included in other income is finance income of $70 received from sub-leasing right-of-use assets.

Q3 Financial Report	11	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[B] IFRIC 23

Effective January 1, 2019, CI adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments [“IFRIC 23”], which clarifies the accounting treatment used to reflect uncertainty in the recognition and measurement of income taxes. IFRIC 23 specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

CI has considered the impact of IFRIC 23 on the recognition and measurement of uncertainties over income tax treatments across the jurisdictions in which it operates. CI has determined that there is no cumulative effect to opening deficit, or other appropriate components of equity upon adoption.

3.	BUSINESS ACQUISITION

WealthBar Financial Services Inc.

On January 23, 2019, CI completed the acquisition of 75% outstanding shares and debt obligations of WealthBar Financial Services Inc., a leading Canadian online wealth management and financial planning platform, for all cash consideration of $23,653. The acquisition was accounted for using the acquisition method of accounting and the results of operations have been consolidated from the date of the transaction.

Q3 Financial Report	12	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Details of the net assets acquired as at January 23, 2019, at preliminary fair value, are as follows:

$
Cash and cash equivalents	81
Accounts receivable and prepaid expenses	416
Income taxes receivable	226
Capital assets	113
Right-of-use asset	248
Fund administration contracts	4,000
Intangible - technology	15,000
Accounts payable and accrued liabilities	(401)
Lease liability	(262)
Deferred income taxes	(2,356)
Fair value of identifiable net assets	17,065
Non-controlling interest (25% of identifiable net assets)	(4,266)
Goodwill on acquisition	10,854
Total acquired cost	23,653

The acquired fund administration contracts with a fair value of $4,000 have a finite life of 10 years. The technology acquired has a fair value of $15,000 and an estimated useful life of 10 years. The goodwill on acquisition is not deductible for income taxes. Goodwill of $10,854 relates to the asset administration segment.

4.	LONG-TERM DEBT

Long-term debt consists of the following:

	As at	As at
	September 30, 2019	December 31, 2018
	$	$
Credit facility
Prime rate loan	—	24,500
LIBOR loan (USD $193,000)	—	259,000
	—	283,500

Debentures
$450 million, 2.645% due December 7, 2020	449,390	449,032
$200 million, 2.775% due November 25, 2021	199,453	199,278
$325 million, 3.520% due July 20, 2023	323,537	323,297
$350 million, 3.215% due July 20, 2024	348,082	—
$250 million, 3.904% due September 27, 2027	248,723	248,626
	1,569,185	1,220,233
Long-term debt	1,569,185	1,503,733

Q3 Financial Report	13	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Credit facility

CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which requires that the funded debt to annualized EBITDA ratio remains below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

On January 28, 2019, the forward exchange contract entered into on December 24, 2018 with a Canadian chartered bank to pay Canadian dollars $259,690 and receive U.S. dollars $193,666 matured. Hedge accounting was not applied to the forward foreign exchange contract, as the fair value changes are offset in net income with the foreign exchange revaluation of the U.S. denominated debt.

Debentures

On July 22, 2019, CI completed an offering pursuant to which it issued $350,000 principal amount of debentures due July 22, 2024 at par [the “2024 Debentures”]. Interest on the 2024 Debentures is paid semi-annually in arrears at a rate of 3.215%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On July 20, 2018, CI completed an offering pursuant to which it issued $325,000 principal amount of debentures due July 20, 2023 at par [the “2023 Debentures”]. Interest on the 2023 Debentures is paid semi-annually in arrears at a rate of 3.520%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the debentures due November 25, 2021 for floating rate payments. As at September 30, 2019, the fair value of the interest rate swap agreement was an unrealized loss of $2,407 and is included in long-term debt in the unaudited interim condensed consolidated statements of financial position.

5.	PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

Q3 Financial Report	14	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the nine months ended September 30, 2019 and the year ended December 31, 2018, are as follows:

	9 months ended September 30, 2019	Year ended December 31, 2018
	$	$
Provision for other liabilities, beginning of period	34,768	98,595
Additions	35,135	3,151
Amounts used	(29,953)	(54,838)
Amounts reversed	(126)	(12,140)
Provision for other liabilities, end of period	39,824	34,768
Current portion of provision for other liabilities	20,864	14,591

Provision for other liabilities primarily includes the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three and nine months ended September 30, 2019, no insurance proceeds were received related to the settlement of legal claims.

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at September 30, 2019, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $10,180, including foreign exchange translation adjustments [December 31, 2018 - $11,438]. During the three and nine months ended September 2019, the put option liability was reduced by $444, respectively, representing dividends paid by GSFM to non-controlling shareholders [three and nine months ended September 30, 2018 - $1,167, respectively]. During the three and nine months ended September 30, 2018, the fair value was reduced by $1,144 to reflect lower forecasted earnings estimates with an offset to other income.

Q3 Financial Report	15	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

During the three and nine months ended September 30, 2018, CI made payments of nil and $11,633 [cash - $11,129 and shares - $534] related to contingent consideration that was payable for the First Asset acquisition. As at September 30, 2018, all contingent consideration related to this acquisition was paid.

RESTRUCTURING

During the three and nine months ended September 30, 2019, CI recorded a provision for restructuring of nil and $35,000 related to severance and the write-down of software intangibles that were retired. As at September 30, 2019, a provision of $11,104 remains.

Q3 Financial Report	16	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

6.	SHARE CAPITAL

A summary of the changes to CI’s share capital for the period is as follows:

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2017	271,884	2,360,257
Issuance for acquisition of subsidiary	17	534
Issuance of share capital on exercise of share options	58	1,700
Issuance of share capital on vesting of restricted share units	283	5,819
Share repurchases, net of tax	(28,521)	(243,180)
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	6	123
Share repurchases, net of tax	(3,352)	(26,712)
Common shares, balance, March 31, 2019	240,375	2,098,541
Issuance of share capital on vesting of restricted share units	9	111
Share repurchases, net of tax	(4,691)	(40,814)
Common shares, balance, June 30, 2019	235,693	2,057,838
Issuance of share capital on vesting of restricted share units	143	2,623
Share repurchases, net of tax	(7,675)	(66,774)
Common shares, balance, September 30, 2019	228,161	1,993,687

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI. CI granted nil and 743 thousand options during the three and nine months ended September 30, 2019, respectively [three and nine months ended September 30, 2018 - nil and 78 thousand options, respectively]. The fair value method of accounting is used for the valuation of the 2019 and 2018 share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate of 0% - 13% for the options issued during 2019                               [2018 - 0%], with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

Q3 Financial Report	17	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The fair value of the 2019 and 2018 option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year of grant	2019	2019	2018
# of options granted [in thousands]	213	530	78
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5	1/3 at end of years 1, 2 and 3
Dividend yield	3.792%	3.792%	5.044% - 5.085%
Expected volatility (*)	17%	17%	16%
Risk-free interest rate	2.238%	2.182% - 2.238%	2.285% - 2.363%
Expected life [years]	6.8	5.2 - 6.8	2.9 - 3.7
Forfeiture rate	0%	13%	0%
Fair value per stock option	$2.48	$2.23 - $2.48	$2.23 - $2.45
Exercise price	$18.99	$18.99	$28.67

(*) Based on historical volatility of CI’s share price.

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2017	8,073	31.84
Options exercisable, December 31, 2017	5,014	33.03
Options granted	78	28.67
Options exercised (*)	(609)	27.42
Options cancelled	(584)	31.98
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(1,664)	34.96
Options outstanding, March 31, 2019	6,037	29.79
Options exercisable, March 31, 2019	5,154	31.40
Options cancelled	(327)	32.79
Options outstanding, June 30, 2019	5,710	29.62
Options exercisable, June 30, 2019	4,865	31.25
Options cancelled	(73)	30.89
Options outstanding, September 30, 2019	5,637	29.60
Options exercisable, September 30, 2019	4,792	31.25

(*) Weighted average share price of options exercised was nil during the three and nine months ended September 30, 2019 [year ended December 31, 2018 - $29.54]

Q3 Financial Report	18	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Options outstanding and exercisable as at September 30, 2019 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	722	9.4	—
27.44	479	2.4	390
28.63	2,021	1.4	2,021
28.67	51	3.4	17
33.96	2,144	0.4	2,144
35.88	220	0.5	220
18.99 to 35.88	5,637	2.1	4,792

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

During the three and nine months ended September 30, 2019, CI granted 214 and 725 thousand RSUs, respectively [three and nine months ended September 30, 2018 - 9 and 570 thousand RSUs, respectively], including 11 and 28 thousand RSUs granted to reflect dividends declared on the common shares, respectively [three and nine months ended September 30, 2018 - 9 and 29 thousand, respectively]. Also during the three and nine months ended September 30, 2019, 142 thousand and 158 thousand RSUs were exercised, and 3 thousand and 24 thousand RSUs were forfeited, respectively [three and nine months ended September 30, 2018 - 6 thousand and 13 thousand exercised and 9 thousand and 25 thousand RSUs forfeited, respectively]. During the three and nine months ended September 30, 2019, CI credited contributed surplus for $4,661 and $10,816, respectively, related to compensation expense recognized for the RSUs [three and nine months ended September 30, 2018 - $3,663 and 9,274, respectively]. As at September 30, 2019, 1,207 thousand RSUs are outstanding [December 31, 2018 - 664 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfil obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

Q3 Financial Report	19	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[D] DEFERRED SHARE UNITS

The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

During the three and nine months ended September 30, 2019, 2 thousand and 4 thousand DSUs were granted, respectively, and nil DSUs were exercised [three and nine months ended September 30, 2018 - 0.2 thousand and 2 thousand DSUs granted, respectively, and nil and 6 thousand exercised, respectively]. An expense of $2 and $110 was recorded during the three and nine months ended September 30, 2019, respectively [three and nine months ended September 30, 2018 - $(60) and $(159)]. As at September 30, 2019, included in accounts payable and accrued liabilities, is an accrual of $378 for amounts to be paid under the DSU Plan [December 31, 2018 - $269].

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the three and nine months ended September 30:

[in thousands]	3 months ended September 30, 2019	9 months ended September 30, 2019	3 months ended September 30, 2018	9 months ended September 30, 2018
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$138,960	$390,847	$158,229	$477,130

Denominator:
Weighted average number of common shares - basic	232,140	237,412	256,740	263,446
Weighted average effect of dilutive stock options and RSU awards (*)	1,094	913	393	316
Weighted average number of common shares - diluted	233,234	238,325	257,133	263,762

Net earnings per common share attributable to shareholders
Basic	$0.60	$1.65	$0.62	$1.81
Diluted	$0.60	$1.64	$0.62	$1.81

(*)  The determination of the weighted average number of common shares - diluted excludes 5,637 thousand shares related to stock options that were anti-dilutive for the three and nine months ended September 30, 2019 [three and nine months ended September 30, 2018 - 7,050 thousand shares].

Q3 Financial Report	20	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at October 31, 2019:

[in thousands]
Shares outstanding at October 31, 2019	226,016
Options to purchase shares	5,603
RSU awards	1,065
232,684

Q3 Financial Report	21	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

7.	DIVIDENDS

The following dividends were paid by CI during the three and nine months ended September 30, 2019:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
December 31, 2018	January 14, 2019	0.18	43,899
Paid during the three months ended March 31, 2019			43,899
March 31, 2019	April 12, 2019	0.18	43,285
Paid during the three months ended June 30, 2019			43,285
Paid during the six months ended June 30, 2019			87,184
June 30, 2019	July 15, 2019	0.18	42,461
Paid during the three months ended September 30, 2019			42,461
Paid during the nine months ended September 30, 2019			129,645

The following dividends were declared but not paid during the three months ended September 30, 2019:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
September 30, 2019	October 15, 2019	0.18	41,056
December 31, 2019	January 15, 2020	0.18	41,056
Declared and accrued as at September 30, 2019			82,112

The following dividends were paid by CI during the three and nine months ended September 30, 2018:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
December 31, 2017	January 15, 2018	0.1175	31,957
January 31, 2018	February 15, 2018	0.1175	31,736
February 28, 2018	March 15, 2018	0.1175	31,706
Paid during the three months ended March 31, 2018			95,399
March 31, 2018	April 13, 2018	0.1175	31,344
April 30, 2018	May 15, 2018	0.1175	31,170
May 31, 2018	June 15, 2018	0.1175	30,996
Paid during the three months ended June 30, 2018			93,510
Paid during the six months ended June 30, 2018			188,909
June 30, 2018	July 13, 2018	0.1175	30,616
July 31, 2018	August 15, 2018	0.1175	30,513
Paid during the three months ended September 30, 2018			61,129
Paid during the nine months ended September 30, 2018			250,038

Q3 Financial Report	22	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The following dividends were declared but not paid during the three months ended September 30, 2018:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
September 30, 2018	October 15, 2018	0.1800	45,316
December 31, 2018	January 15, 2019	0.1800	45,316
March 31, 2019	April 15, 2019	0.1800	45,316
June 30, 2019	July 15, 2019	0.1800	45,316
September 30, 2019	October 15, 2019	0.1800	45,316
December 31, 2019	January 15, 2020	0.1800	45,316
Declared and accrued as at September 30, 2018			271,896

8.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	September 30, 2019	December 31, 2018
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	119,894	137,160
Investments	143,431	168,122
Other assets	20,959	9,507
Amortized cost
Client and trust funds on deposit	355,477	365,520
Accounts receivable	170,086	137,979
Other assets	37,446	23,006
Total financial assets	847,293	841,294

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	10,180	11,438
Amortized cost
Accounts payable and accrued liabilities	231,321	222,233
Provisions for other liabilities	29,644	23,330
Dividends payable	82,112	219,112
Client and trust funds payable	365,322	370,756
Long-term debt	1,569,185	1,503,733
Total financial liabilities	2,287,764	2,350,602

Q3 Financial Report	23	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI’s investments as at September 30, 2019 and December 31, 2018, include CI’s marketable securities comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at September 30, 2019, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as Level 2 in the fair value hierarchy. There have been no transfers between Level 1 and Level 2 during the period.

Investments consist of the following as at September 30, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	123,221	49,101	70,467	3,653
Securities owned, at market	20,210	20,210	—	—
Total investments	143,431	69,311	70,467	3,653

Investments consist of the following as at December 31, 2018:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	132,953	56,603	72,697	3,653
Securities owned, at market	35,169	35,169	—	—
Total investments	168,122	91,772	72,697	3,653

Included in other assets are long-term private equity strategic investments of $20,959 [December 31, 2018 - $9,507] valued using Level 3 inputs.

Included in provision for other liabilities, as at September 30, 2019, is put option payable on non-controlling interest of $10,180 [December 31, 2018 - $11,438] carried at fair value and classified as Level 3 in the fair value hierarchy. Long-term debt as at September 30, 2019, includes debentures with a fair value of $1,587,968 [December 31, 2018 - $1,208,715], as determined by quoted market prices that have been classified as Level 2 in the fair value hierarchy.

Q3 Financial Report	24	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

9.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprise shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at September 30, 2019, cash and cash equivalents of $13,195 [December 31, 2018 - $20,226] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at September 30, 2019 and December 31, 2018, CI met its capital requirements.

CI’s capital consists of the following:

	As at	As at
	September 30, 2019	December 31, 2018
	$	$
Shareholders’ equity	1,523,168	1,430,077
Long-term debt	1,569,185	1,503,733
Total capital	3,092,353	2,933,810

Q3 Financial Report	25	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

10.	SEGMENTED INFORMATION

CI has two reportable segments: asset management and asset administration. These segments reflect CI’s internal financial reporting and performance measurement.

The asset management segment includes the operating results and financial position of CI Investments, CI Private Counsel LP, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds.

The asset administration segment includes the operating results and financial position of WealthBar, BBS and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the three-month period ended September 30, 2019 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	465,606	—	—	465,606
Administration fees	—	99,820	(44,903)	54,917
Other revenue	(2,093)	9,050	—	6,957
Total revenue	463,513	108,870	(44,903)	527,480

Selling, general and administrative	98,608	25,958	—	124,566
Trailer fees	154,355	—	(7,839)	146,516
Investment dealer fees	—	80,100	(36,909)	43,191
Deferred sales commissions	2,783	—	(155)	2,628
Amortization and depreciation	5,571	2,594	—	8,165
Other expenses	1,830	596	—	2,426
Total expenses	263,147	109,248	(44,903)	327,492

Income before income taxes and non-segmented items	200,366	(378)	—	199,988
Interest and lease finance				(13,812)
Provision for income taxes				(47,380)
Net income for the period				138,796

Q3 Financial Report	26	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Segmented information for the three-month period ended September 30, 2018 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	509,943	—	—	509,943
Administration fees	—	94,831	(44,638)	50,193
Other revenue	949	7,958	—	8,907
Total revenue	510,892	102,789	(44,638)	569,043

Selling, general and administrative	104,978	23,902	—	128,880
Trailer fees	168,707	—	(8,107)	160,600
Investment dealer fees	—	76,427	(36,327)	40,100
Deferred sales commissions	4,285	—	(204)	4,081
Amortization and depreciation	4,211	990	—	5,201
Other expenses	712	64	—	776
Total expenses	282,893	101,383	(44,638)	339,638

Income before income taxes and non-segmented items	227,999	1,406	—	229,405
Interest				(11,569)
Provision for income taxes				(59,495)
Net income for the period				158,341

Q3 Financial Report	27	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Segmented information as at and for the nine-month period ended September 30, 2019 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,393,534	—	—	1,393,534
Administration fees	—	292,511	(131,514)	160,997
Other revenue	3,757	26,282	—	30,039
Total revenue	1,397,291	318,793	(131,514)	1,584,570

Selling, general and administrative	298,881	76,580	—	375,461
Trailer fees	462,135	—	(22,916)	439,219
Investment dealer fees	—	234,488	(108,041)	126,447
Deferred sales commissions	10,924	—	(557)	10,367
Amortization and depreciation	16,763	7,889	—	24,652
Other expenses	37,656	3,826	—	41,482
Total expenses	826,359	322,783	(131,514)	1,017,628

Income before income taxes and non-segmented items	570,932	(3,990)	—	566,942
Interest and lease finance				(41,218)
Provision for income taxes				(135,454)
Net income for the period				390,270

Identifiable assets	483,044	569,845	—	1,052,889
Indefinite life intangibles
Goodwill	1,308,501	221,449	—	1,529,950
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,571,502	791,294	—	4,362,796

Q3 Financial Report	28	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Segmented information for the nine-month period ended September 30, 2018 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,529,977	—	—	1,529,977
Administration fees	—	278,199	(132,373)	145,826
Other revenue	7,323	24,059	—	31,382
Total revenue	1,537,300	302,258	(132,373)	1,707,185

Selling, general and administrative	316,302	72,741	—	389,043
Trailer fees	506,507	—	(24,326)	482,181
Investment dealer fees	—	222,613	(107,202)	115,411
Deferred sales commissions	19,082	—	(845)	18,237
Amortization and depreciation	12,199	2,908	—	15,107
Other expenses	4,385	168	—	4,553
Total expenses	858,475	298,430	(132,373)	1,024,532

Income before income taxes and non-segmented items	678,825	3,828	—	682,653
Interest				(30,703)
Provision for income taxes				(174,489)
Net income for the period				477,461

As at December 31, 2018
Identifiable assets	432,264	558,890	—	991,154
Indefinite life intangibles
Goodwill	1,310,510	210,595	—	1,521,105
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,522,731	769,485	—	4,292,216

Q3 Financial Report	29	September 30, 2019

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2019 and 2018 • [in thousands of dollars, except per share amounts]

11.	SELLING, GENERAL AND ADMINISTRATIVE

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $69,444 and $207,943 for the three and nine months ended September 30, 2019, respectively [three and nine months ended September 30, 2018 - $70,116 and $212,501, respectively]. Other SG&A of $55,122 and $167,518 for the three and nine months ended September 30, 2019, respectively, primarily includes marketing and information technology expenses as well as professional and regulatory fees [three and nine months ended September 30, 2018 - $58,764 and $176,542, respectively].

12. AMORTIZATION AND DEPRECIATION

The following table provides details of amortization and depreciation:

	3 months ended September 30, 2019	9 months ended September 30, 2019	3 months ended September 30, 2018	9 months ended September 30, 2018
	$	$	$	$
Depreciation of capital assets	2,892	8,558	2,514	7,321
Depreciation of right-of-use assets	2,249	6,629	—	—
Amortization of intangibles	2,680	8,542	2,433	7,123
Amortization of debenture transaction costs	344	923	254	663
Total amortization and depreciation	8,165	24,652	5,201	15,107

13.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the interim condensed consolidated financial statement presentation in the current period.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q3 Financial Report	30	September 30, 2019